UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  o          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated February 12, 2024: Safe Bulkers, Inc. Reports Fourth Quarter 2023 Results and Declares Dividend on Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2024

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2023 Results and

Declares Dividend on Common Stock

Monaco – February 12, 2024 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and twelve month periods ended December 31, 2023. The Board of Directors of the Company also declared a cash dividend of $0.05 per share of outstanding common stock.

Financial highlights
In million U.S. Dollars except per share data	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Twelve Months 2023	Twelve Months 2022
Net revenues	82.3	64.7	70.6	66.8	86.7	284.4	349.7
Net income	27.6	15.0	15.4	19.3	34.9	77.4	172.6
Adjusted Net income[1]	29.5	11.1	15.3	14.2	37.0	70.2	168.5
EBITDA[2]	48.8	34.8	34.4	38.2	53.8	156.2	240.4
Adjusted EBITDA [2]	50.7	30.9	34.3	33.1	56.0	149.0	236.4
Earnings per share basic and diluted[3]	0.23	0.12	0.12	0.15	0.28	0.61	1.36
Adjusted earnings per share basic and diluted [3]	0.25	0.08	0.12	0.10	0.29	0.55	1.32

Average daily results in U.S. Dollars
Time charter equivalent rate[4]	18,321	14,861	17,271	15,760	21,078	16,579	22,712
Daily vessel operating expenses[5]	4,642	5,357	6,477	5,550	5,323	5,494	5,235
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[6]	4,232	4,720	5,224	5,132	4,822	4,818	4,738
Daily general and administrative expenses[7]	1,473	1,453	1,435	1,493	1,437	1,464	1,423

1 Adjusted Net income is a non-GAAP measure. Adjusted Net income represents Net income before impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expense and gain/(loss) on foreign currency. See Table 4.

2 EBITDA is a non-GAAP measure and represents Net income plus net interest expense, tax, depreciation and amortization. See Table 4. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency. See Table 4.

3 Earnings per share ("EPS") and Adjusted EPS represent Net Income and Adjusted Net income less preferred dividend divided by the weighted average number of shares respectively. See Table 4.

4 Time charter equivalent ("TCE") rate represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 5.

5  Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the number of ownership days for such period. See Table 5.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by the number of ownership days for such period. See Table 5.

7  Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by the number of ownership days for such period. See Table 5.

Selected financial highlights
In million U.S. Dollars	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Total cash[8]	98.8	83.3	88.5	98.7	123.3
Undrawn revolving credit facilities[9]	131.5	148.0	128.5	109.0	145.0
Financing commitments[10]	55.5	51.0	80.7	148.2	51.0
Unsecured debt[11]	108.6	103.8	106.7	106.5	104.6
Secured debt[12]	398.6	336.9	339.0	316.0	309.8
Total debt[13]	507.2	440.7	445.7	422.5	414.4
Number of vessels at period end	46	45	45	44	44
Average age of fleet	10.19	10.59	10.60	10.59	10.72
Net debt per vessel[14]	8.9	7.9	7.9	7.4	6.6

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: "The last quarter of the year we operated in an improved charter market environment compared to the previous quarter. The Company continues to maintain a strong capital structure while implementing its strategy of gradual fleet renewal that leads to decreasing fleet average age. Our ongoing efforts to upgrade our existing vessels coupled with our fleet renewal, will enable us to remain competitive  while reducing our carbon footprint."

Formation of Environmental, Social and Governance Committee

In November 2023, the Company announced the formation of a Board of Directors' committee to focus on Environmental, Social and Governance (the “ESG Committee”). The ESG Committee shall support the Company’s overall ESG strategic direction, providing executive management and the Board of Directors with ESG insights on significant ESG trends. The ESG Committee consists of six members of the Board of Directors, four of whom are independent directors. The President of the Company has been assigned to lead the management team on ESG matters and report to the ESG Committee. The ESG Committee shall review the Company’s ESG performance and ensure governance oversight by the Board of Directors of the Company’s ESG strategy and implementation, consistent with the priorities outlined in the Company’s sustainability report. The formation of this new ESG Committee comes as a result of the additional specific focus required by the Board of Directors on the overall ESG strategy of the Company. The Company implements its ESG strategy as articulated in the latest sustainability report, taking steps towards decarbonization.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Undrawn borrowing capacity under revolving reducing credit facilities.

10 Secured financing commitments for loan and sale and lease back financings.

11 Unsecured debt represents the five-year tenor unsecured non-amortizing bond, net of deferred financing costs, maturing in February 2027.

12 Secured debt represents Long-term debt plus current portion of long-term debt, net of deferred financing costs.

13 Total Debt represents Unsecured debt plus Secured debt.

14 Net debt per vessel represents Total Debt less Total Cash divided by the number of vessels at period's end.

Environmental investments - Dry-dockings

The Company is gradually renewing its fleet with newbuilds designed to meet the most recent International Maritime Organization (the "IMO") regulations related to the reduction of greenhouse gas emissions (the "IMO GHG Phase 3") and the reduction of nitrogen oxides emissions (the "IMO NOx Tier III"), and selectively selling older vessels. The newbuild program consists of 16 vessels in the aggregate, of which 12 are Japanese-built and four are Chinese-built, including contracts for two methanol dual-fueled Kamsarmax newbuilds. Nine of such newbuild vessels have already been delivered to us. The aggregate capital expenditure of the newbuild program is approximately $579.5 million, of which $206.1 million is remaining to be paid as of February 9, 2024.

Furthermore, the Company is continuing the environmental upgrade program of its existing fleet, targeting increased energy efficiency and lower fuel consumption, which is expected to reduce GHG emissions. As of February 9, 2024, 21 vessels in total have been upgraded. The low friction paint applications that are part of the environmental upgrades are recorded as operating expenses, while energy saving devices are capitalized and recorded as capital expenditures.

During the fourth quarter of 2023, the Company completed environmental upgrades on two vessels, namely the Zoe and Xenia. During the first quarter of 2024 and as of February 9, 2024, the Company completed environmental upgrades on two vessels, namely the Agios Spyridonas and the Venus Harmony, with 50 down-time days and has further scheduled environmental upgrades on three other vessels, including an exhaust gas cleaning device ("Scrubber") installation on the Capesize class vessel Stelios Y, with an estimated 90 down-time days. The Company continues to use biofuels in certain voyages, targeting a lower CO2 emission factor and lower environmental impact.

Recent Newbuild Contracts

The Company, during the fourth quarter of 2023 and as of February 9, 2024, has entered into the following newbuild contracts for the acquisition of four IMO GHG Phase 3 - NOx Tier III vessels:

•

In October 2023, for the acquisition of two methanol dual-fueled, 81,200 dwt, Kamsarmax class dry-bulk vessels, with scheduled deliveries in the fourth quarter of 2026 for the first vessel, and the first quarter of 2027 for the second vessel. When powered by green methanol they can produce close to zero GHG emissions based on well-to-propeller life cycle assessment methodology.

•

In December 2023, for the acquisition of one Japanese, 81,800 dwt, Kamsarmax class dry-bulk vessel with scheduled delivery within the first half of 2026; sister to newbuilds recently delivered to us.

•

In January 2024, for the acquisition of one Japanese, 81,800 dwt,  Kamsarmax class dry-bulk vessel with scheduled delivery within the third quarter of 2026; sister to newbuilds recently delivered to us.

Fleet Update

As of February 9, 2024, we had a fleet of 48 vessels, one of which was held for sale, consisting of 10 Panamax, 12 Kamsarmax, 18 Post-Panamax and 8 Capesize class vessels, with an aggregate carrying capacity of 4.8 million dwt and an average age of 9.9 years. Twelve vessels in our fleet are eco-ships built after 2014, and nine are IMO GHG Phase 3 - NOx Tier III ships built 2022 onwards.

Orderbook

As of February 9, 2024, we had an orderbook of seven IMO GHG Phase 3 - NOx Tier III Kamsarmax class newbuilds, two of which are methanol dual-fueled, with scheduled deliveries, one in 2024, two in 2025, three in 2026 and one in the first quarter of 2027.

Newbuild deliveries

The Company, during the fourth quarter of 2023 and as of February 9, 2024, took delivery of four Japanese Kamsarmax class IMO GHG Phase 3 - NOx Tier III sister newbuilds: the Morphou, Rizokarpaso, Ammoxostos and Kerynia.

Vessel Sales

In November 2023, the Company entered into an agreement for the sale of the Katerina, a 2004 Japanese-built, Panamax class, dry-bulk vessel, being the oldest vessel in its fleet at that time, at a gross sale price of $10.2 million. The vessel was delivered to her new owners in December 2023.

In November 2023, the Company entered into an agreement for the sale of the Pedhoulas Cherry, a 2015 Chinese-built, Kamsarmax class, dry-bulk vessel at a gross sale price of $26.6 million. The vessel is scheduled to be delivered to her new owners in February 2024.

On February 12, 2024, the Company entered into an agreement for the sale of the Maritsa, a 2005 Japanese-built, Panamax class dry-bulk vessel, the oldest vessel in its fleet, at a gross sale price of $12.2 million. The vessel is scheduled to be delivered to her new owners in April-May 2024.

Chartering our Fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions. Our customers represent some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flows, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions as well as provide an opportunity for a potential upside in our revenue when charter market conditions improve. The chartering of our vessels is arranged by our Managers15 without any management commission.

As of February 9, 2024, we employed, or had contracted to employ, (i) 12 vessels in the spot time charter market (with up to three months original duration) and (ii) 37 vessels in the period time charter market (with original duration in excess of three months). Of the vessels chartered in the period time charter market, 11 have an original duration of more than two years. As of February 9, 2024, the average remaining charter duration across our fleet was 0.8 years.

As of February 9, 2024, we had contracted revenue of approximately $246.4 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit. Given the volatility associated with the Capesize charter market, as of February 9, 2024, all eight of our Capesize class vessels have been chartered in period time charters, six of which have remaining charter durations exceeding one year. As of February 9, 2024, the average remaining charter duration of our Capesize class vessels was 2.2 years and the average daily charter hire was $23,633, resulting in a contracted revenue of approximately $148.4 million net of commissions, excluding the additional compensation related to the use of Scrubbers. During the fourth quarter of 2023, we operated 45.93 vessels, on average earning a TCE of $18,321, compared to 44.00 vessels earning a TCE of $21,078 during the same period in 2022. Our contracted fleet employment profile as of February 9, 2024, is presented in Table 1.

15 Safety Management Overseas S.A., Safe Bulkers Management Monaco Inc., and Safe Bulkers Management Limited, each of which is referred to herein  as "our Manager" and collectively "our Managers".

Table 1: Contracted employment profile of fleet ownership days as of February 9, 2024

2024 (remaining)	53%
2024 (full year)	54%
2025	15%
2026	4%

Debt

As of December 31, 2023, our consolidated debt before deferred financing costs was $515.9 million, including the €100 million - 2.95% p.a. fixed coupon, non-amortizing, unsecured bond issued in February 2022, maturing in February 2027. As of December 31, 2023, our consolidated leverage16 was approximately 37% and our weighted average interest rate during the three-month period ended December 31, 2023 was 6.31% inclusive of the applicable loan margin. During the three-month period ended December 31, 2023, we made scheduled principal payments of $6.1 million, voluntary debt prepayments of $45.0 million and drawings of $25.5 million under a new loan facility, $28.0 million under a new sale and leaseback facility and $60.0 million under our existing revolving facilities. The repayment schedule of our debt as of December 31, 2023, is presented in Table 2 below:

Table 2: Loan repayment Schedule as of December 31, 2023

(in USD million)

Ending December 31,	2024	2025	2026	2027	2028	2029	2030	2031-2033	Total
Secured debt	27.1	77.5	66.3	51.7	71.0	13.8	28.8	69.3	405.5
Unsecured debt	0.0	0.0	0.0	110.4	0.0	0.0	0.0	0.0	110.4
Total debt	27.1	77.5	66.3	162.1	71.0	13.8	28.8	69.3	515.9
Fleet scrap value[17]									341.3

Liquidity, capital resources, capital expenditure requirements and debt as of December 31, 2023

As of December 31, 2023, we had a fleet of 46 vessels, one of which was held for sale, and an orderbook of eight newbuilds. In relation to our orderbook, we paid $85.6 million and had $222.6 million of remaining capital expenditure requirements.

We had $98.8 million in cash, cash equivalents, bank time deposits and restricted cash, $131.5  million in undrawn borrowing capacity available under existing revolving reducing credit facilities, $55.5 million in undrawn borrowing capacity available under a loan facility and a sale and leaseback financing relating to two newbuild vessels. Our held for sale vessel has a gross sale price of $26.6 million and is expected to be delivered to her new owners in February 2024. Furthermore, we had contracted revenue of approximately $271.1 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit, and additional borrowing capacity in connection with the financing of eight unencumbered vessels and six newbuilds upon their delivery.

16 Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated assets. Total consolidated assets are based on the market value of all vessels, as provided by independent broker valuers on quarter-end, owned or leased on a finance lease taking into account their employment, and the book value of all other assets. This measure assists our management and investors by increasing the comparability of our leverage from period to period.

17 The fleet scrap value is calculated on the basis of fleet aggregate light weight tons ("lwt"), excluding held for sale vessel, and market scrap rate of $492.5/lwt ton (Clarksons data) on December  31, 2023 and  $495.0/lwt ton on February 9, 2024.

In relation to capital expenditure requirements of the eight newbuilds the schedule of payments was $81.8 million in 2024, $52.2 million in 2025, $60.8 million in 2026 and $27.8 million in 2027.

The scrap value17 of our fleet, excluding our held for sale vessel, was $341.3 million and the outstanding consolidated debt before deferred financing costs was $515.9 million, including the unsecured bond.

Liquidity, capital resources, capital expenditure requirements and debt as of February 9, 2024

As of February 9, 2024, we had a fleet of 48 vessels, one of which was held for sale, and an orderbook of seven newbuilds. In relation to our orderbook, we paid $73.3 million and had $206.1 million of remaining capital expenditure requirements.

We had $90.6 million in cash, cash equivalents, bank time deposits, restricted cash and $158.5 million in undrawn borrowing capacity available under existing revolving reducing credit facilities. Our held for sale vessel has a gross sale price of $26.6 million and is expected to be delivered to her new owners in February 2024. Furthermore, we had contracted revenue of approximately $246.4 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit, and additional borrowing capacity in connection with the financing of eight unencumbered vessels and seven newbuilds upon their delivery.

In relation to capital expenditure requirements of the seven newbuilds, the schedule of payments was $41.6 million in 2024, $52.5 million in 2025, $84.2 million in 2026 and $27.8 million in 2027.

The scrap value17 of the fleet, excluding our held for sale vessel, was $355.3 million and the outstanding consolidated debt before deferred financing costs was $535.3 million, including the unsecured bond.

Five Million Shares of Common Stock Repurchase Program

In November 2023, the Company authorized a program under which it may from time to time in the future purchase up to 5,000,000 shares of the Company’s common stock. Should the maximum number of shares of the Company’s common stock be purchased pursuant to the aforementioned program, it would represent approximately 4.5% of the shares of the Company’s common stock outstanding and 8.1% of its public float. The program does not obligate the Company to purchase shares of the Company’s common stock and the program may be modified or terminated at any time without prior notice. Any such purchases will be made in the open market in compliance with applicable laws and regulations, and purchases on the open market will be conducted within the safe harbor provisions of Regulation 10b-18 under the Securities Exchange Act of 1934, as amended. As of February 9, 2024, the Company had not purchased any shares of common stock under the aforementioned program.

Dividend Policy

On February 12, 2024, the Board of Directors of the Company declared a cash dividend on the Company's common stock of $0.05 per share which is payable on March 19, 2024 to the shareholders of record of the Company's common stock at the closing of trading on March 1, 2024. As of February 9, 2024, the Company had 111,617,369 shares of common stock issued and outstanding.

In January 2024,  the Board of Directors of the Company declared a cash dividend of $0.50 per share on each of its Series C preferred shares (NYSE: SB.PR.C) and Series D preferred shares (NYSE: SB.PR.D) for the period from October 30, 2023 to January 29, 2024. The dividend was paid on January 30, 2024, to all shareholders of record as of January 19, 2024 of the Series C Preferred Shares and of the Series D Preferred Shares, respectively.

In November 2023, the Board of Directors of the Company declared a cash dividend on the Company's common stock of $0.05 per share which was paid on December 14, 2023 to the shareholders of record of the Company's common stock at the closing of trading on November 27, 2023.

In October 2023, the Board of Directors of the Company declared a cash dividend of $0.50 per share on each of its Series C preferred shares (NYSE: SB.PR.C) and Series D preferred shares (NYSE: SB.PR.D) for the period from July 30, 2023 to October 29, 2023. The dividend was paid on October 30, 2023, to all shareholders of record as of October 18, 2023 of the Series C Preferred Shares and of the Series D Preferred Shares, respectively.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. There is no guarantee that the Company’s Board of Directors will determine to issue cash dividends in the future. The timing and amount of any dividends declared will depend on, among other things: (i) the Company's earnings, fleet employment profile, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

War in Ukraine

As a result of the war between Russia and Ukraine that commenced in February 2022, the US, the EU, the UK, Switzerland and other countries and territories have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. We intend on complying with these requirements and addressing their potential consequences. While we do not have any Ukrainian or Russian crews, our vessels currently do not sail in the Black Sea and we conduct limited operations in Russia, we will continue to monitor the situation to assess whether the conflict could have any impact on our operations or financial performance.

Trade disruption in the Red Sea

Following attacks on merchant vessels in the region of the Bab al-Mandab Strait and the Gulf of Aden at the southern end of the Red Sea, there is disruption in the maritime trade towards the Mediterranean Sea through the Suez-Canal. As a result we have diverted our fleet from sailing in the specific region. While our vessels currently do not sail in the Red Sea, we will continue to monitor the situation to assess whether the trade disruption could have any impact on our operations or financial performance.

Conference Call

On Tuesday, February 13, 2024, at 10:00 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll-Free Dial In). Please quote “Safe Bulkers” to the operator and/or conference ID 13744452. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the “call me” option for a faster connection to join the conference call.  You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.safebulkers.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2023 Results

During the fourth quarter of 2023, we operated in a weaker charter market environment compared to the same period in 2022, with decreased revenues due to lower charter hires, decreased earnings from Scrubber fitted vessels, decreased operating expenses and higher interest expenses due to increased interest rates. During the fourth quarter of 2023, we operated 45.93 vessels on average, earning an average TCE of $18,321 compared to 44.00 vessels earning an average TCE of $21,078 during the same period in 2022. The Company's net income for the fourth quarter of 2023 was $27.6 million compared to net income of $34.9 million during the same period in 2022. The main factors driving the change in net income are as follows:

Net revenues: Net revenues decreased by 5% to $82.3 million for the fourth quarter of 2023, compared to $86.7 million for the same period in 2022. This is primarily due to lower revenues from charter hires and decreased revenues earned by our Scrubber fitted vessels.

Vessel operating expenses: Vessel operating expenses decreased by 9% to $19.6 million for the fourth quarter of 2023 compared to $21.5 million for the same period in 2022 mainly due to the following factors: (i) dry-docking expenses decreased to $1.2 million, related to one fully completed and two partially completed dry-dockings during the fourth quarter of 2023, compared to $2.0 million related to one fully completed and one partially completed dry-docking for the same period of 2022, (ii) spare parts decreased to $1.4 million for the fourth quarter of 2023, compared to $2.8 million for the same period in 2022 and (iii) crew wages and crew expenses increased to $10.0 million for the fourth quarter of 2023, compared to $9.7 million for the same period in 2022, mainly due to the increased average number of vessels during the fourth quarter of 2023. The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period. Excluding dry-docking costs and pre-delivery expenses of $1.7 million and $2.0 million for the fourth quarter of 2023 and 2022, respectively, vessel operating expenses decreased by 8% to $17.9 million during the fourth quarter of 2023 in comparison to $19.5 million during the same quarter of 2022. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses are related to the number of vessel deliveries and second-hand acquisitions in each period. Other shipping companies may defer and amortize dry-docking expense, while many do not include dry-docking expenses within vessel operating expenses costs but present these separately.

Depreciation: Depreciation expense increased by $1.2 million, or 9% to $14.2 million for the fourth quarter of 2023, compared to $13.0 million for the same period in 2022, mainly due to the increased number of vessels during the fourth quarter of 2023.

Voyage expenses: Voyage expenses increased to $5.6 million for the fourth quarter of 2023, compared to $2.9 million for the same period in 2022, mainly due to increased bunker consumption costs for scrubber fitted vessels under charter agreements, which provide for variable consideration based on the bunker consumption and the hire expense relating to the chartered-in vessel MV Arethousa.

Gain on assets sale: Gain on sale of assets was $2.4 million in the fourth quarter of 2023, as a result of a gain from the sale of MV Katerina, compared to zero for the same period in 2022.

Other operating expenses: Other operating expenses of $1.9 million in the fourth quarter of 2023, compared to $3.6 million for the same period in 2022, represent loss from the valuation of the bunkers remaining on board our vessels, which were affected by the decline of bunker market prices during the relevant period.

Interest expense: Interest expense increased to $7.2 million in the fourth quarter of 2023 compared to $5.9 million for the same period in 2022. This change is mainly due to the increased weighted average interest rate of 6.31% during the fourth quarter of 2023, compared to 4.27% for the same period in 2022, as a result of the higher USD rates environment.

Gain/(loss) on derivatives: Loss on derivatives amounted to $0.1 million in the fourth quarter of 2023 compared to a gain of $3.3 million for the same period in 2022, mainly due to losses realized from Forward Freight agreements.

Daily vessel operating expenses: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, decreased by 13% to $4,642 for the fourth quarter of 2023 compared to $5,323 for the same period in 2022 mainly due to the decreased number of dry-dockings and environmental upgrades. Daily vessel operating expenses excluding dry-docking and predelivery expenses decreased by 12%  to $4,232 for the fourth quarter of 2023 compared to $4,822 for the same period in 2022.

Daily general and administrative expenses:18 Daily general and administrative expenses, which include management fees payable to our Managers and daily company administration expenses, increased by 3% to $1,473 for the fourth quarter of 2023, compared to $1,437 for the same period in 2022, as a result of increased public company expenses during the fourth quarter of 2023.

18  See table 5

Balance sheet

Other financing liability: In March 2023, the Company entered into an agreement to sell the Efrossini, a 2012 Japanese-built, Panamax class vessel to an unaffiliated third party at a gross sale price of $22.5 million and charter her back for a period of ten to fourteen months at a gross daily charter rate of $16,050 . The sale was consummated in July 2023, when the vessel was delivered to her new owners, renamed Arethousa, and immediately taken back on charter by the Company. We assessed the transaction according to ASC 842-40 and ASC 606 and concluded that the transfer of the asset is a sale, and that the sale was not at fair value since the net sale price was greater than the fair value of the asset at the time the sale was consummated. The difference between the net sale price and the fair value of the Efrossini at the time the sale was consummated was recognized as other financing liability. Other financing liability represents the outstanding balance of the reduction of the sale price plus interest accrued, net of the portion of the hire payments allocated to the other financing liability.

Assets held for sale: As of December 31, 2023, we had classified the assets directly associated with the vessel Pedhoulas Cherry as assets held for sale and presented them on the balance sheet separately under current assets in the amount of $24.2 million, which represented the net book value of the vessel and her inventories. As of December 31, 2022, we had classified the assets and liabilities directly associated with the vessel Pedhoulas Trader, (the vessel built 2006), as assets held for sale and presented them on the balance sheet separately under (a) current assets in the amount of $12.0 million, which represented the net book value of the vessel and her inventories, and (b) liabilities directly associated with assets held for sale of $16.9 million, representing the sale proceeds and the value of estimated bunkers and lubricants on board that had been received prior to the delivery of the vessel in January 2023.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2022	2023	2022	2023
REVENUES:
Revenues	90,108	85,484	364,050	295,393
Commissions	(3,451)	(3,195)	(14,332)	(10,992)
Net revenues	86,657	82,289	349,718	284,401
EXPENSES:
Voyage expenses	(2,935)	(5,561)	(9,969)	(21,666)
Vessel operating expenses	(21,548)	(19,618)	(80,211)	(89,201)
Depreciation	(13,037)	(14,216)	(49,518)	(54,129)
General and administrative expenses	(5,818)	(6,227)	(21,802)	(23,763)
Gain on sale of assets	—	2,422	—	10,375
Other operating expenses	(3,570)	(1,869)	(3,570)	(1,869)
Operating income	39,749	37,220	184,648	104,148
OTHER (EXPENSE) / INCOME:
Interest expense	(5,867)	(7,197)	(17,138)	(24,707)
Other finance cost	(364)	(194)	(1,353)	(756)
Interest income	487	830	783	2,497
Gain/(loss) on derivatives	3,349	(128)	8,723	523
Foreign currency loss	(1,926)	(2,334)	(1,101)	(1,873)
Amortization and write-off of deferred finance charges	(555)	(586)	(2,008)	(2,481)
Net income	34,873	27,611	172,554	77,351
Less Preferred dividend	2,000	2,000	8,978	8,000
Net income available to common shareholders	32,873	25,611	163,576	69,351
Earnings per share basic and diluted	0.28	0.23	1.36	0.61
Weighted average number of shares	118,936,165	111,612,599	120,653,507	113,619,092

	Twelve-Months Period Ended December 31,
	2022	2023
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	218.0	122.2
Net cash used in investing activities	(229.4)	(151.7)
Net cash (used in)/provided by financing activities	(40.1)	29.1
Net decrease in cash and cash equivalents	(51.5)	(0.4)

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2022	December 31, 2023
ASSETS
Cash and cash equivalents, time deposits, and restricted cash	114,377	89,942
Other current assets	31,344	32,550
Assets held for sale	11,980	24,229
Vessels, net	1,001,120	1,091,518
Advances for vessels	76,280	89,703
Restricted cash non-current	8,900	8,850
Other non-current assets	1,917	3,024
Total assets	1,245,918	1,339,816
LIABILITIES AND EQUITY
Current portion of long-term debt	43,556	24,781
Liabilities directly associated with assets held for sale	16,930	—
Other financing liability	—	748
Other current liabilities	30,831	30,204
Long-term debt, net of current portion	370,806	482,391
Other non-current liabilities	11,879	9,181
Shareholders’ equity	771,916	792,511
Total liabilities and equity	1,245,918	1,339,816

TABLE 4

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS PER SHARE

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
(In thousands of U.S. Dollars except for share and per share data)	2022	2023	2022	2023
Adjusted Net Income
Net Income	34,873	27,611	172,554	77,351
Less Gain on sale of assets	—	(2,422)	—	(10,375)
Less (Gain)/loss on derivatives	(3,349)	128	(8,723)	(523)
Plus Foreign currency loss	1,926	2,334	1,101	1,873
Plus Other operating expenses	3,570	1,869	3,570	1,869
Adjusted Net income	37,020	29,520	168,502	70,195
EBITDA - Adjusted EBITDA
Net Income	34,873	27,611	172,554	77,351
Plus Net Interest expense	5,380	6,367	16,355	22,210
Plus Depreciation	13,037	14,216	49,518	54,129
Plus Amortization and write-off of deferred finance charges	555	586	2,008	2,481
EBITDA	53,845	48,780	240,435	156,171
Less Gain on sale of assets	—	(2,422)	—	(10,375)
Plus Other operating expenses	3,570	1,869	3,570	1,869
Less (Gain)/loss on derivatives	(3,349)	128	(8,723)	(523)
Plus Foreign currency loss	1,926	2,334	1,101	1,873
ADJUSTED EBITDA	55,992	50,689	236,383	149,015
Earnings per share
Net Income	34,873	27,611	172,554	77,351
Less Preferred dividend	2,000	2,000	8,978	8,000
Net income available to common shareholders	32,873	25,611	163,576	69,351
Weighted average number of shares	118,936,165	111,612,599	120,653,507	113,619,092
Earnings per share	0.28	0.23	1.36	0.61
Adjusted Earnings per share
Adjusted Net income	37,020	29,520	168,502	70,195
Less Preferred dividend	2,000	2,000	8,978	8,000
Adjusted Net income available to common shareholders	35,020	27,520	159,524	62,195
Weighted average number of shares	118,936,165	111,612,599	120,653,507	113,619,092
Adjusted Earnings per share	0.29	0.25	1.32	0.55

- EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are non-US GAAP financial measurements.

- EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before gain on sale of assets, gain/(loss) on derivatives, other operating expenses and loss on foreign currency.

- Adjusted Net income represents Net income before gain on sale of assets, gain/(loss) on derivatives, other operating expenses loss on foreign currency.

- Adjusted earnings per share represents Adjusted Net income less preferred dividend divided by the weighted average number of shares.

- EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA and Adjusted Net Income/(loss) generally further eliminates from EBITDA and Net Income/(loss) respectively the effects from impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. While EBITDA and Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 5: FLEET DATA, AVERAGE DAILY INDICATORS RECONCILIATION

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2022	2023	2022	2023
FLEET DATA
Number of vessels at period end	44	46	44	46
Average age of fleet (in years)	10.72	10.19	10.72	10.19
Ownership days (1)	4,048	4,226	15,321	16,235
Available days (2)	3,972	4,188	14,959	15,847
Average number of vessels in the period (3)	44.00	45.93	41.98	44.48
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$ 21,078	$ 18,321	$ 22,712	$ 16,579
Daily vessel operating expenses (5)	$ 5,323	$ 4,642	$ 5,235	$ 5,494
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$ 4,822	$ 4,232	$ 4,738	$ 4,818
Daily general and administrative expenses (7)	$ 1,437	$ 1,473	$ 1,423	$ 1,464
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$ 90,108	$ 85,484	$ 364,050	$ 295,393
Less commissions	(3,451)	(3,195)	(14,332)	(10,992)
Less voyage expenses	(2,935)	(5,561)	(9,969)	(21,666)
Time charter equivalent revenue	$ 83,722	$ 76,728	$ 339,749	$ 262,735
Available days (2)	3,972	4,188	14,959	15,847
Time charter equivalent rate (4)	$ 21,078	$ 18,321	$ 22,712	$ 16,579

_____________

(1) Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represent the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, dry-dockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Table 6: Detailed fleet and employment profile as of February 9, 2024

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Maritsa	76,000	2005	Japan	Period	$ 16,950	3.75%	April 2023	April 2024
Paraskevi 2	75,000	2011	Japan	Spot	$ 13,750	5.00%	January 2024	April 2024
Zoe [11]	75,000	2013	Japan	Period	$ 16,750	3.75%	February 2024	November 2024
Koulitsa 2	78,100	2013	Japan	Period	$ 15,000	5.00%	November 2023	April 2024
Kypros Land [11]	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Bravery	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	December 2023
					$ 12,726	3.75%	December 2023	March 2024
					BPI 82 5TC * 97% - $2,150	3.75%	March 2024	August 2025
Kypros Sky [9]	77,100	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Spirit [9]	78,000	2016	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$ 13,750	3.75%	October 2023	June 2024
Pedhoulas Leader	82,300	2007	Japan	Period[40]	$ 12,400	5.00%	November 2023	August 2024
Pedhoulas Commander	83,700	2008	Japan	Spot[34]	$ 20,000	3.75%	January 2024	April 2024
Pedhoulas Cherry[42]	82,000	2015	China	Spot[18]			February 2024	February 2024
Pedhoulas Rose	82,000	2017	China	Period[18]	$ 14,375	5.00%	September 2023	May 2024
Pedhoulas Cedrus[14]	81,800	2018	Japan	Period[17]	$11,000 + 50% *112.5% BPI 82 5TC	5.00%	March 2023	April 2024
Vassos[8]	82,000	2022	Japan	Period	$ 16,000	3.75%	December 2023	May 2024
Pedhoulas Trader[20]	82,000	2023	Japan	Period	$ 16,100	5.00%	November 2023	May 2024
Morphou	82,000	2023	Japan	Period[36]	$ 17,573	5.00%	January 2024	December 2024
Rizokarpaso[31]	82,000	2023	Japan	Period[38]	$ 16,800	5.00%	November 2023	August 2024
Ammoxostos[32]	82,000	2024	Japan	Period[41]	$ 18,000	5.00%	January 2024	October 2024
Kerynia	82,000	2024	Japan	Period	$ 18,750	5.00%	January 2024	November 2024
Post-Panamax
Marina	87,000	2006	Japan	Period[18,25]	$ 13,097	5.00%	January 2024	December 2024
Xenia	87,000	2006	Japan	Spot[18]	$ 10,250	5.00%	January 2024	February 2024
Sophia	87,000	2007	Japan	Spot[18]	$ 14,400	5.00%	January 2024	March 2024
Eleni	87,000	2008	Japan	Period[18,23]	$ 13,508	5.00%	January 2024	July 2024
Martine	87,000	2009	Japan	Spot[18]	$ 15,100	5.00%	December 2023	February 2024
Andreas K	92,000	2009	South Korea	Spot[18]	$ 22,500	5.00%	January 2024	March 2024
Panayiota K [10]	92,000	2010	South Korea	Spot[18]	$ 12,000	5.00%	December 2023	February 2024
Agios Spyridonas [10]	92,000	2010	South Korea	Spot[18,35]	$ 13,000	5.00%	January 2024	March 2024
Venus Heritage [11]	95,800	2010	Japan	Spot[18]	$ 13,750	5.00%	January 2024	March 2024
Venus History [11]	95,800	2011	Japan	Spot [18]	$ 12,500	5.00%	January 2024	March 2024
Venus Horizon	95,800	2012	Japan	Spot[18,43]	$ 11,750	5.00%	February 2024	March 2024
Venus Harmony	95,700	2013	Japan	Period	$ 18,250	5.00%	January 2024	September 2024
Troodos Sun [16]	85,000	2016	Japan	Period [18,19]	BPI 82 5TC * 116.5%	4.38%	June 2023	May 2024
Troodos Air	85,000	2016	Japan	Period [18,22]	BPI 82 5TC * 113.5%	5.00%	June 2023	May 2024
Troodos Oak	85,000	2020	Japan	Period	$ 15,350	5.00%	September 2023	June 2024
Climate Respect	87,000	2022	Japan	Period[39]	BPI 82 5TC * 133.5%	5.00%	October 2023	July 2024
Climate Ethics	87,000	2023	Japan	Period	$ 17,950	5.00%	November 2023	August 2024
Climate Justice	87,000	2023	Japan	Period	$ 21,500	5.00%	July 2023	June 2024
Capesize
Mount Troodos	181,400	2009	Japan	Period[18,28]	BCI 5TC * 106%	3.75%	March 2023	March 2024
				Period[18,37]	$ 20,000	5.00%	April 2024	February 2026
Kanaris	178,100	2010	China	Period [5]	$ 25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period[18,27]	$ 25,250	3.75%	June 2022	May 2025
Aghia Sofia[24]	176,000	2012	China	Period[18,26]	BCI 5TC * 123%	5.00%	June 2023	May 2024
Lake Despina [7]	181,400	2014	Japan	Period[18,6]	$ 25,200	5.00%	February 2022	February 2025
Stelios Y	181,400	2012	Japan	Period[15]	$ 24,400	3.75%	November 2021	November 2024
				Period[29]	BCI 5TC * 117%	3.75%	November 2024	February 2027
Maria	181,300	2014	Japan	Period[18,30]	BCI 5TC * 129%	5.00%	January 2024	September 2024
Michalis H	180,400	2012	China	Period[18,21]	$ 23,000	3.75%	September 2022	July 2025
TOTAL	4,801,600
CHARTERED-IN
Arethousa [33]	75,000	2012	Japan	Period	$ 11,950	5.00%	August 2023	March 2024
TOTAL	75,000
Orderbook
TBN	82,500	Q3 2024	China
TBN	82,500	Q1 2025	China
TBN	82,000	Q2 2025	Japan
TBN	81,800	Q2 2026	Japan
TBN	81,800	Q3 2026	Japan
TBN	81,200	Q4 2026	China
TBN	81,200	Q1 2027	China
TOTAL	573,000

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3) Commissions reflect payments made to third-party brokers or our charterers.

(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 9, 2024, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5) Charterer of MV Kanaris agreed to reimburse us for part of the cost of the scrubbers and BWTS installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(6) A period time charter for a duration of 3 years at a gross daily charter rate of $22,500 plus a one-off $3.0 million payment upon charter commencement. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500.

(7) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company five years and six months following the commencement of the bareboat charter period at a predetermined purchase price.

(8) MV Vassos was sold and leased back in May 2022 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(9) MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices. In September 2023, the Company exercised the purchase options in both vessels, and ownership of  MV Kypros Sky and MV Kypros Spirit was transferred back to the Company.

(10) MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices. In January 2023, the Company exercised the purchase options in both vessels and the ownership of MV Panayiota K and MV Agios Spyridonas was transferred back to the Company.

(11) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

(12) A period time charter of five years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(13) A period time charter of five years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(14) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(15) A period time charter for a duration of 3 years at a gross daily charter rate of $24,400. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $26,500.

(16) MV Troodos Sun was sold and leased back in September 2021 on a bareboat charter basis for a period of ten years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(17) A period time charter of 12 to 14 months at a daily gross charter rate of $11,000 plus additional  gross daily charter rate linked to the 50% of the BPI-82 5TC times 112.5% .

(18) Scrubber benefit was agreed on the basis of consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented.

(19) A period time charter of 11 to 13 months at a daily gross charter rate linked to the BPI-82 5TC times 116.5% .

(20) MV Pedhoulas Trader was sold and leased back in September 2023 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(21) A period time charter for a minimum duration of  three years at a gross daily charter rate of $23,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at the same gross daily charter rate.

(22) A period time charter of 11 to 14 months at a daily gross charter rate linked to the BPI-82 5TC times 113.5% .

(23) A period time charter for a duration of 6 to 9 months at a daily gross charter rate of $8,250 for the first 50 days and a daily gross charter rate of $15,500 for the remaining period.

(24) MV Aghia Sofia was sold and leased back in September 2022 on a bareboat charter basis, for a period of five years  with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(25) A period time charter for a duration of 11 to 13 months at a daily gross charter rate of $11,250 for the first 60 days and a daily gross charter rate of $13,500 for the remaining period plus ballast bonus of $0.6 million upon charter commencement

(26) A period time charter for a duration of 11 to 14 months at a gross daily charter rate linked to the BCI 5TC times 123%.

(27) A period time charter for a duration of  three years at a gross daily charter rate of $25,250. The charter agreement also grants the charterer an option to extend the period time charter for an additional year  at the same gross daily charter rate.

(28) A period time charter for a duration of 11 to 14 months at a gross daily charter rate linked to the BCI 5TC times 106%.

(29) A period time charter for a duration of  two and a half  years at a gross daily charter rate linked to the BCI 5TC times 117%. The charter agreement also grants the charterer an option to extend the period time charter for an additional three years  at a gross daily charter rate of $23,000.

(30) A period time charter for a duration of 12 to 18 months at a gross daily charter rate linked to the BCI 5TC times 129%.

(31) MV Rizokarpaso was sold and leased back in November 2023 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(32) MV Ammoxostos was sold and leased back in January 2024 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(33) In March 2023, the Company entered into an agreement to sell MV Efrossini, a 2012 Japanese-built, Panamax class vessel to an unaffiliated third party at a gross sale price of $22.5 million. The sale was consummated in July 2023, upon the delivery of  the vessel to her new owners renamed MV Arethousa and immediately chartered back by the Company at a gross daily charter rate of $16,050 for a period of ten to fourteen months.

(34) A spot time charter at a daily gross charter rate of $20,000 plus ballast bonus of $0.4 million upon charter commencement.

(35) A spot time charter at a daily gross charter rate of $13,000 plus ballast bonus of $0.1 million upon charter commencement.

(36) A period time charter for a duration of 10 to 13 months at a daily gross charter rate of $14,500 for the first 45 days and a daily gross charter rate of $18,050 for the remaining period

(37) A period time charter for a duration of 22 to 26 months at a gross daily charter rate of $20,000. The charter agreement also grants the charterer an option to extend the period time charter to a total duration of 34 to 36 months at the same gross daily charter rate.

(38) A period time charter for a duration of 9 to 12 months at a gross daily charter rate of $16,800. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 9 to 12 months at a gross daily charter rate of $18,300.

(39) A period time charter of 10 to 13 months at a daily gross charter rate linked to the BPI-82 5TC times 133.5%.

(40) A period time charter for a duration of 10 to 12 months at a gross daily charter rate of $12,400. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 10 to 12 months at a gross daily charter rate of $14,400.

(41) A period time charter for a duration of 9 to 12 months at a gross daily charter rate of $18,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 9 to 12 months at a gross daily charter rate of $19,400.

(42) In November 2023, the Company entered into an agreement for the sale of the Pedhoulas Cherry, a 2015 Chinese-built, Kamsarmax class, dry-bulk vessel at a gross sale price of $26.6 million. The vessel is scheduled to be delivered to her new owners in February 2024.

(43) A spot time charter at a daily gross charter rate of $11,750 for the first 30 days and a daily gross charter rate of $13,750 for the remaining period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company had a fleet of 48 vessels, one of which was held for sale, consisting of 10 Panamax, 12 Kamsarmax, 18 Post-Panamax and 8 Capesize vessels, with an aggregate carrying capacity of 4.8 million dwt and an average age of 9.9 years. Twelve vessels in the Company's fleet are eco-ships built after 2014, and nine are IMO GHG Phase 3 - NOx Tier III ships, built 2022 onwards. The Company had an orderbook of seven IMO GHG Phase 3 - NOx Tier III Kamsarmax class newbuilds, two of which are methanol dual-fueled, with scheduled deliveries, one in 2024, two in 2025, three in 2026 and one in 2027. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C” and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the recent COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, changes in TCE rates, changes in fuel prices, risks associated with operations outside the United States, general domestic and international political conditions, uncertainty in the banking sector and other related market volatility, disruption of shipping routes due to political events, risks associated with vessel construction and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertakings to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com